RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 [redacted]ntotel-Kuala Lumpur

07023882

24 May 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

SUPPL

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the First Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the first quarter ended 31 March 2007 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
JUN 01 2007
E THOMSON FINANCIAL

RECEIVED
2007 MAY 24 A 8:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 5/31

Exemption No. 82-3229

Form Version 2.0

Financial Results

Ownership transfer to RESORTS WORLD on 24-05-2007 05:03:24 PM
Submitted by RESORTS WORLD on 24-05-2007 06:20:30 PM
Reference No RW-070524-1BF39

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715
* Contact person	:	TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

Part A1 : QUARTERLY REPORT

*** Financial Year End** : 31-12-2007

*** Quarter** : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

*** Quarterly report for the financial period ended** : 31-03-2007

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

RWG-ANN1Q07 v3.0 Final.p

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-03-2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31-03-2007	31-03-2006	31-03-2007	31-03-2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	1,068,854	825,322	1,068,854	[illegible]
2	Profit/(loss) before tax	335,416	199,536	335,416	[illegible]
3	Profit/(loss) for the period	237,546	243,385	237,546	[illegible]

Exemption No. 82-3229

4	Profit/(loss) attributable to ordinary equity holders of the parent	237,047	243,480	[illegible]	[illegible]
5	Basic earnings/(loss) per share (sen)	4.27	4.46	[illegible]	[illegible]
6	Proposed/Declared dividend per share (sen)	0.00	0.00	[illegible]	[illegible]
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	1.2100		[illegible]	

Remarks :

Both the basic earnings per share and net assets per share attributable to ordinary equity holders of the parent are computed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007. The basis of computation is applied retrospectively.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31-03-2007	31-03-2006	[illegible]	[illegible]
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	15,583	3,768	[illegible]	[illegible]
2	Gross interest expense	1,480	6,305	[illegible]	[illegible]

Remarks :

Note: The above Information is for the Exchange internal use only.

Exemption No. 82-3229

RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FIRST QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 31 March 2007. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2007

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	31.3.2007	31.3.2006	31.3.2007	31.3.2006
	RM'000	RM'000	RM'000	RM'000
Revenue	1,063,854	825,322	1,063,854	825,322
Cost of sales	(659,094)	(547,570)	(659,094)	(547,570)
Gross profit	404,760	277,752	404,760	277,752
Other income	22,687	19,980	22,687	19,980
Other expenses	(57,695)	(45,414)	(57,695)	(45,414)
Profit from operations	369,752	252,318	369,752	252,318
Finance cost	(3,480)	(6,305)	(3,480)	(6,305)
Share of results in jointly controlled entity and associate	(94,066)	(46,477)	(94,066)	(46,477)
Gain on dilution of investment in associate	63,210	-	63,210	-
Profit before taxation	335,416	199,536	335,416	199,536

RESORTS WORLD BHD
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2007

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	31.3.2007	31.3.2006	31.3.2007	31.3.2006
	RM'000	RM'000	RM'000	RM'000
Taxation	(97,868)	43,849	(97,868)	43,849
Profit for the financial period	237,548	243,385	237,548	243,385
Attributable to:				
Equity holders of the Company	237,647	243,480	237,647	243,480
Minority interest	(99)	(95)	(99)	(95)
	237,548	243,385	237,548	243,385
Earnings per share attributable to equity holders of the Company:				
Basic earnings per share (sen) *	4.27	4.46	4.27	4.46
Diluted earnings per share (sen)*	4.01	4.45	4.01	4.45

* *Computed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007. The basis of computation is applied retrospectively in accordance with FRS 133: Earnings Per Share.*

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2006.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 MARCH 2007

	Unaudited As at 31.3.2007 RM'000	Restated Unaudited As at 31.12.2006 RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	3,492,140	3,519,084
Land held for property development	186,117	186,117
Investment properties	21,463	21,653
Prepaid lease	96,319	96,601
Jointly controlled entity	1,081	1,075
Associate	1,987,965	2,070,550
Other long term assets	236,130	241,869
	6,021,215	6,136,949
Current assets		
Inventories	53,982	53,273
Trade and other receivables	180,581	186,225
Amount due from other related companies	15,051	13,823
Amount due from an associate	4,038	1,380
Short term investments	1,083,780	853,384
Bank balances and deposits	1,225,660	1,127,293
	2,563,092	2,235,378
TOTAL ASSETS	8,584,307	8,372,327
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the Company		
Share capital	561,764	547,294
Reserves	6,234,402	5,702,208
	6,796,166	6,249,502
Minority Interest	8,037	8,136
TOTAL EQUITY	6,804,203	6,257,638
Non-current liabilities		
Other long term liabilities	86,890	91,550
Long term borrowings	774,377	1,126,883
Deferred taxation	185,821	187,964
	1,047,088	1,406,397
Current liabilities		
Trade and other payables	440,339	479,145
Amount due to holding company	14,926	12,854
Amount due to other related companies	61,457	45,053
Amount due to jointly controlled entity	167	167
Short term borrowings	85,913	87,813
Taxation	130,214	83,260
	733,016	708,292
TOTAL LIABILITIES	1,780,104	2,114,689
TOTAL EQUITY AND LIABILITIES	8,584,307	8,372,327
NET ASSETS PER SHARE (RM)*	1.21	1.14

* *Computed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007. The basis of computation is applied retrospectively.*

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2006.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2007

	Attributable to equity holders of the Company						
	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Retained Earnings RM'000	Total RM'000	Minority Interest RM'000	Total Equity RM'000
At 1 January 2007	547,294	60,086	(69,367)	5,711,489	6,249,502	8,136	6,257,638
Foreign exchange differences recognised directly in equity	-	-	(50,877)	-	(50,877)	-	(50,877)
Decrease in equity portion of convertible bonds in associate	-	-	(6,057)	-	(6,057)	-	(6,057)
Net income and expenses recognised directly in equity	-	-	(56,634)	-	(56,634)	-	(56,634)
Profit for the financial period	-	-	-	237,647	237,647	(99)	237,548
Total recognised income and expenses for the financial period	-	-	(56,634)	237,647	181,013	(99)	180,914
Issue of shares	14,470	351,481	-	-	365,951	-	365,951
At 31 March 2007	561,764	411,567	(126,301)	5,949,136	6,796,166	8,037	6,804,203
At 1 January 2006	545,940	33,668	86,547	4,970,326	5,636,481	8,528	5,645,009
Foreign exchange differences recognised directly in equity	-	-	(58,732)	-	(58,732)	-	(58,732)
Net income and expenses recognised directly in equity	-	-	(58,732)	-	(58,732)	-	(58,732)
Profit for the financial period	-	-	-	243,480	243,480	(95)	243,385
Total recognised income and expenses for the financial period	-	-	(58,732)	243,480	184,748	(95)	184,653
Share based payments under ESOS	-	-	54	-	54	-	54
Issue of shares	378	7,389	-	-	7,767	-	7,767
At 31 March 2006	546,318	41,057	27,869	5,213,806	5,829,050	8,433	5,837,483

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited financial Statements for the financial year ended 31 December 2006.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2007

	Unaudited Current Year-To-Date 31.3.2007 RM'000	Rest[illegible]ed Unau[illegible]ted Prece[illegible]ing Year-T[illegible]-Date 31.3.[illegible]006 RM'[illegible]00
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	335,416	199,5[illegible]6
Adjustments for:		
Depreciation of property, plant and equipment	58,360	61,0[illegible]9
Interest expense	1,480	6,3[illegible]6
Interest income	(15,583)	(3,7[illegible]8)
Share of results in jointly controlled entity and associates	94,066	45,4[illegible]7
Unrealised exchange gain	(3,237)	(13,6[illegible]7)
Gain on dilution of investment in associate	(63,210)	-
Other non-cash items and adjustments	2,858	3,3[illegible]9
	74,734	99,7[illegible]5
Operating profit before working capital changes	410,150	299,2[illegible]
Net change in current assets	1,239	(1,0[illegible]9)
Net change in current liabilities	31,948	(73,4[illegible]9)
	33,187	(74,5[illegible]8)
Cash generated from operations	443,337	224,7[illegible]3
Net tax paid	(52,293)	(56,6[illegible]6)
Retirement gratuities paid	(637)	(1,1[illegible]4)
Other net operating (payments) / receipts	(182)	6[illegible]8
	(53,112)	(57,1[illegible]2)
Net Cash Generated From Operating Activities	390,225	167,5[illegible]1
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	(88,253)	(92,7[illegible]2)
Other investments	15,714	3,4[illegible]6
Net Cash Used In Investing Activities	(72,539)	(89,2[illegible]6)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	12,352	7,7[illegible]7
Interest paid	(842)	(5,1[illegible]8)
Other financing expenses	(20)	-
Net Cash Generated From Financing Activities	11,490	2,5[illegible]9
NET INCREASE IN CASH AND CASH EQUIVALENTS	329,176	80,8[illegible]4
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	1,980,677	714,8[illegible]3
EFFECT OF CURRENCY TRANSLATION	(413)	(1[illegible]3)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	2,309,440	795,4[illegible]2
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	1,225,660	398,3[illegible]3
Money market instruments (included in short term investments)	1,083,780	397,1[illegible]9
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	2,309,440	795,4[illegible]2

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statem[illegible]nts for the financial year ended 31 December 2006.)

RESORTS WORLD BHD
NOTES TO THE INTERIM FINANCIAL REPORT - FIRST QUARTER ENDED 31 MARCH 2007

Part I: Compliance with Financial Reporting Standard ("FRS") 134

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with Financial Reporting Standard ("FRS") 134: Interim Financial Reporting and paragraph 9.22 of Bursa Malaysia Securities Berhad ("Bursa Securities") Listing Requirements. The financial information for the 3 months period ended 31 March 2007 have been reviewed by the Company's auditors in accordance with the International Standards on Review Engagements ("ISRE") 2410 - Review of Interim Financial Information by the Independent Auditor of the Entity.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2006. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2006.

In the current period, the Group adopted the following revised FRSs which are applicable to financial statements for annual periods beginning on or after 1 October 2006 and are relevant to its operations:-

FRS 117 Leases
FRS 124 Related Party Disclosures (The disclosure requirements under FRS 124 will be presented in the annual financial statements for the financial year ending 31 December 2007)

The principal effects of the changes in accounting policies resulting from the adoption of the revised FRS 117 is set out below:-

i) Prior to the adoption of the revised FRS 117, leasehold land was classified as property, plant and equipment and was stated at cost or valuation less accumulated depreciation and impairment losses. Under the revised FRS 117, leasehold land is an operating lease unless title passes to the lessee at the end of the lease term. With the adoption of the revised FRS 117, the unamortised carrying amounts of leasehold land are now classified as prepaid lease and amortised over the period of its remaining lease term, as allowed by the transitional provisions of the revised FRS 117. The reclassification of leasehold land as prepaid lease has been accounted for retrospectively and the comparatives in the balance sheet have been restated.

ii) The effects on the comparatives to the Group on adoption of FRS 117 are as follows:

RM'000	As previously reported	Effect of adoption of FRS 117	As restated
As at 1 January 2007			
Group			
Property, plant and equipment	3,615,685	(96,601)	3,519,084
Prepaid lease	-	96,601	96,601

b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2006 was not qualified.

c) ***Seasonal or Cyclical Factors***

The business operations of the Group's leisure and hospitality division are subject to seasonal fluc uations. The results are affected by major festive seasons and holidays.

d) ***Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flows***

There has not arisen in the current financial quarter ended 31 March 2007 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature size, or incidence.

e) ***Material Changes in Estimates***

There were no material changes in estimates of amounts reported in prior interim periods of the current financial quarter ended 31 March 2007 or that of prior financial years.

f) ***Changes in Debt and Equity Securities***

i) The Company issued 1,207,000 new ordinary shares of 50 sen each, for cash, arising f om the exercise of options granted under the Executive Share Option Scheme for Eligible Execu ives of Resorts World Bhd during the current financial quarter ended 31 March 2007 at the fo lowing exercise price:

Exercise price (RM)	No. of options exercised during the financial period
8.50	11,000
9.49	102,000
10.32	1,094,000
	1,207,000

ii) The Company had in September 2006 issued RM1.1 billion nominal value zero coupon con vertible notes due 2008 ("Notes") which are convertible at the option of the holders of the Notes in to new ordinary shares of the Company at any time during the period beginning on and inclu ing 20 October 2006 and ending on 11 September 2008.

There is a total of RM353.6 million of Notes converted into 27.7 million new ordinary shar s of 50 sen each of the Company for the current quarter ended 31 March 2007. The balance of th Notes which remain outstanding as at 31 March 2007 is RM746.4 million.

g) ***Dividends Paid***

No dividend has been paid for the current quarter ended 31 March 2007.

h) ***Segment Information***

Segment analysis for the current financial quarter ended 31 March 2007 is set out below:

	Leisure & Hospitality RM'000	Property RM'000	Others RM'000	Eliminations RM'000	Tota RM'0 0
Revenue					
External	1,052,544	1,438	9,872	-	1,063, 54
Inter segment	369	1,488	14,090	(15,947)	-
	1,052,913	2,926	23,962	(15,947)	1,063, 54

h) Segment Information (Cont'd)

	Leisure & Hospitality RM'000	Property RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Results					
Segment profit	348,399	654	5,116	-	354,169
Interest income					15,583
Finance cost					(3,480)
Share of results in jointly controlled entity and associate					(94,066)
Gain on dilution of investment in associated company					63,210
Profit before taxation					335,416
Taxation					(97,868)
Profit for the period					237,548

i) Valuation of Property, Plant and Equipment

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2006.

j) Material Events Subsequent to the end of Financial Period

On 15 January 2007, the Company, through CIMB had announced that the Company proposed to implement the following:

- A share split involving the subdivision of each of the existing ordinary shares of RM0.50 each in the Company into 5 ordinary shares of RM0.10 each in the Company ("Proposed Share Split"); and
- Amendment to certain provisions of the Company's Memorandum and Articles of Association to facilitate the Proposed Share Split, (collectively, the "Proposals").

The Proposals were completed on 16 April 2007 following the listing of and quotation for the ordinary shares of RM0.10 each in the Company on Bursa Securities.

Other than the above, there were no other material events subsequent to the end of the current financial quarter ended 31 March 2007 that have not been reflected in this interim financial report.

k) Changes in the Composition of the Group

As at 31 March 2007, the Company's equity shareholding in Star Cruises Limited ("SCL"), which is held through its indirect wholly-owned subsidiary, Resorts World Limited, has been reduced from 36.01% as at 31 December 2006 to 33.91%, due mainly to:

- the issuance of approximately 163.4 million new ordinary shares of US$0.10 each by SCL upon conversion of USD53.4 million of the USD180.0 million 2% Convertible Bonds due 2008; and
- the issuance of 255.0 million new ordinary shares of US$0.10 each by SCL to independent third parties pursuant to the share subscription agreements dated 17 January 2007.

As a result, there is a gain on dilution of RM63.2 million arising from the above issuance of new ordinary shares by SCL.

Other than above, there have been no material changes in the composition of the Group for the current quarter ended 31 March 2007.

l) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2006.

m) Capital Commitments

Capital commitments not provided for in the financial statements as at 31 March 2007 are as follows:

	J$'000
Authorised property, plant and equipment expenditure not provided for in the financial statements:	
- contracted	50,042
- not contracted	62,472
	12,514

RESORTS WORLD BHD
ADDITIONAL INFORMATION REQUIRED BY BURSA SECURITIES – FIRST QUARTER ENDED 31 MARCH 2007

Part II : Compliance with Appendix 9B of Bursa Securities Listing Requirements

1) ***Review of Performance***

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER	
	1Q2007 RM'Mil	1Q2006 RM'Mil	% +/-	4Q2006 RM'Mil	% +/-
Revenue					
Leisure & Hospitality	1,052.5	815.1	+29%	1,083.5	-3%
Property	1.4	1.5	-7%	1.4	0%
Others	9.9	8.7	+14%	3.2	+>100%
	1,063.8	825.3	+29%	1,088.1	-2%
Profit Before Tax					
Leisure & Hospitality	348.4	233.4	+ 49%	401.9	-13%
Property	0.6	0.6	-	(0.1)	+>100%
Others	5.1	14.5	-65%	8.9	-43%
	354.1	248.5	+ 42%	410.7	-14%
Interest income	15.6	3.8	+>100%	16.3	-4%
Finance cost	(3.5)	(6.3)	+44%	(4.3)	+19%
Share of results in jointly controlled entity and associate	(94.0)	(46.5)	->100%	(185.3)	+49%
Gain on dilution of investment in associated company	63.2	-	+>100%	-	+>100%
Profit before tax	335.4	199.5	+68%	237.4	+41%

The Group registered revenue of RM1,063.8 million and profit before tax of RM335.4 million in the current financial quarter. Revenue increased by 29% and profit before tax increased by 68% compared with the corresponding quarter in the previous financial year.

The increase in revenue in the current financial quarter is mainly attributable to better underlying performance in the leisure and hospitality segment arising mainly from higher volume of business due to higher visitor arrivals and more favourable luck factor.

The higher profit before tax in the current financial quarter is mainly due to increase in profit before tax in the leisure and hospitality segment by 49% and the gain on dilution in Star Cruises Limited ("SCL"), an associate, amounting to RM63.2 million. However, SCL incurred higher losses of RM94.0 million compared with RM46.5 million in the corresponding quarter of the previous financial year.

2) Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter

The Group registered a profit before tax of RM335.4 million in the current financial quarter compared with RM237.4 million in the preceding quarter.

The higher profit before tax was mainly due to the lower share of losses incurred by SCL amounting to RM94.0 million in the current financial quarter compared to the preceding quarter's losses of RM135.3 million and gain on dilution in SCL amounting to RM63.2 million. The lower profit from leisure and hospitality segment was attributable to the lower level of business due to seasonality and higher operating expenses.

3) Prospects

In line with the Government's continuing policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the remaining period of the year.

4) Variance of Actual Profit from Forecast Profit

The Group did not issue any profit forecast or profit guarantee for the year.

5) Taxation

Taxation charges for the current quarter ended 31 March 2007 are as follows:

	Current quarter ended 31 March 2007 RM'000
Current taxation charge:	
Malaysian income tax charge	100,046
Deferred tax charge	(1,694)
	98,352
Prior years' taxation:	
Income tax over provided	(35)
Deferred tax over provided	(449)
	97,868

The effective tax rate of the Group for the current quarter ended 31 March 2007, before the adjustment of taxation in respect of prior years, is higher than the statutory income tax rate mainly due to share of losses in an associate, mitigated by the gain on dilution of investment in the associate. Excluding the above, effective tax rate is comparable to the statutory income tax rate.

6) Profit on Sale of Unquoted Investments and/or Properties

The results for the current quarter ended 31 March 2007 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) Quoted Securities other than Securities in Existing Subsidiaries and Associates

(a) There are no dealings in quoted securities for the current quarter ended 31 March 2007.

(b) The details of the investments in quoted shares excluding subsidiaries and associates as at 31 March 2007 are set out below:

	RM'000
Total investments at cost	224,223
Total investments at book value	224,223
Total investments at market value	660,080

8) Status of Corporate Proposals Announced

On 24 April 2007, the Company announced that the present mandate granted by the shareholders on 21 June 2006 to buy back its own shares will expire at the conclusion of the forthcoming Annual General Meeting ("AGM"). In this regard, the Company proposes to seek from its shareholders at the aforesaid AGM to be convened, a renewal of the authority to purchase up to a maximum of ten per centum (10%) of the issued and paid-up ordinary share capital of the Company comprising 5,679,167,556 ordinary shares of RM0.10 each as at 24 April 2007 ("the Proposed Share Buy-Back"). As at 17 May 2007, the Proposed Share Buy-Back is subject to the approval of the shareholders at the AGM to be convened on 21 June 2007.

Other than the above, there were no other corporate proposals announced but not completed as at 17 May 2007.

9) Group Borrowings and Debt Securities

The details of the Group's borrowings are as set out below:

		As at 31 March 2007	
		Foreign currency USD'000	RM Equivalent '000
Short term borrowings	Unsecured	24,837	85,913
Long term borrowings	Unsecured	11,588	40,082
	Unsecured	-	734,295
			860,290

As at 17 May 2007, RM560.9m of the long term borrowings comprising the zero coupon convertible notes has been converted into new ordinary shares of the Company.

10) Off Balance Sheet Financial Instruments

As at 17 May 2007, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Date	Expiry Date
US Dollars	38	16/04/2007	18/05/2007
US Dollars	54	25/04/2007	30/05/2007
US Dollars	34	30/04/2007	04/06/2007
US Dollars	102	10/05/2007	14/06/2007
Total	228		

As the above foreign currency contracts are entered into to cover the Group's commitment in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) USD Interest Rate Swap ("IRS")

(i) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR. Of these amounts, USD13.25 million each was repaid on 29 November 2004, 28 November 2005 and 27 November 2006 respectively. The balance outstanding on this loan amounts to USD13.25 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
11 June 2003	27 May 2003	27/11/2007	6,[illegible]67
16 January 2004	28 May 2004	27/11/2007	6,[illegible]33
Total			13,[illegible]50

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

The above two IRS agreements were terminated on 10 May 2007 when the Group decided to prepay the underlying loan.

(ii) On 24 November 2003 and 11 December 2003, the Group had drawndown total loans amounting to USD46.35 million which were subjected to floating interest rates based on LIBOR. Of these amounts, USD9.0 million was repaid on 25 November 2005 and USD2.59 million was repaid on 12 December 2005. On 24 November 2006 and 11 December 2006, repayments amounting to USD9.0 million and USD2.59 million respectively were made. The balance outstanding on this loan amounts to USD23.18 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
12 April 2004	24 May 2004	24/11/2007 to 24/11/2008	9,000
12 April 2004	11 June 2004	11/12/2007 to 11/12/2008	2,587
13 April 2004	24 May 2004	24/11/2007 to 24/11/2008	9,000
07 May 2004	11 June 2004	11/12/2007 to 11/12/2008	2,588
Total			23,175

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense.

11) Changes in Material Litigation

There are no pending material litigations as at 17 May 2007.

12) Dividend Proposed or Declared

No dividend has been proposed or declared for the current financial quarter ended 31 March 2007.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter ended 31 March 2007 are as follows:

	Current quarter ended 31 March 2007 RM'000
Profit for the financial period attributable to equity holders of the Company (used as numerator for the computation of Basic and Diluted EPS)	237,6[illegible]7

(b) The weighted average number of ordinary shares* used as the denominator in calculating basic and diluted earnings per share for the current quarter ended 31 March 2007 are as follow:

	Current quarter ended 31 March 2007 Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	5,564,341,[illegible]90
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	18,896,[illegible]84
Adjustment for shares issuable arising from the conversion of Convertible Notes	344,973,[illegible]74
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	5,928,212,[illegible]48

**The weighted average number of ordinary shares is based on the enlarged number of ordinary shares in issue after the share split exercise, which was completed on 16 April 2007 (refer note j of Part I).*

TAN SRI LIM KOK THAY
Chairman and Chief Executive
RESORTS WORLD BHD
24 May 2007

END